SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   _________

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                             DATED FEBRUARY 5, 2004
                                   _________

                        Commission File Number: 001-14666
                                   _________

                            ISPAT INTERNATIONAL N.V.
             (Exact name of registrant as specified in its Charter)
                                   _________

                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)
                                   _________



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F     X                       Form 40-F     ___
                      -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Yes         ___                       No             X
                                                             -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Yes         ___                       No             X
                                                             -----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes         ___                       No             X
                                                             -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

                                      INDEX
                                      -----



Press Release of Ispat International N.V., dated February 5, 2004, regarding financial results of Ispat International N.V. for the fourth quarter of 2003.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

For Immediate Release: Rotterdam, February 5, 2004

                        Ispat International N.V. Reports
                           FOURTH QUARTER 2003 results

Ispat International N.V., (NYSE: IST US; AEX: IST NA), today reported a net income of $11 million or 9 cents per share for the fourth quarter of 2003 as compared to net income of $51 million or 42 cents per share for the fourth quarter of 2002.

Consolidated sales and operating income for the fourth quarter were $1.4 billion and $22 million, respectively, as compared to $1.3 billion and $29 million, respectively, for the fourth quarter of 2002. Total steel shipments increased by 1% to 3.8 million tons.

Debt at the end of the fourth quarter was $2.3 billion. Capital expenditure for the fourth quarter of 2003 was $29 million. At December 31, 2003 the Company's consolidated cash, cash equivalents and short-term liquid investments totaled $80 million. The Company also has approximately $337 million available to it under various undrawn lines of credit and bank credit arrangements(1).

Ispat International N.V. is one of the world's largest and most global steel producers, with major steelmaking operations in the United States, Canada, Mexico, Trinidad, Germany and France. The Company produces a broad range of flat and long products sold mainly in the North American Free Trade Agreement (NAFTA) participating countries and the European Union (EU) countries. Ispat International N.V. is a member of the LNM Group.

This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in the Company's most recent SEC filings.

For further information, visit our web site: http://www.ispat.com, or call:

Ispat International Limited               Citigate Financial Intelligence
T.N. Ramaswamy                            John McInerney / Jessica Wolpert
Director, Finance                         Investor Relations
+ 44 20 7543 1174                         +1 201 499 3535 / +1 201 499 3533


NEWS RELEASE



_______________________
1 Corresponding exercisable/available limits are lower, which are based on the level of inventory/receivable.

                   CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP

-------------------------------------------------------------------------------------------------------------------
                                                                                            As at
                                                                               December 31,        December 31,
In millions of U.S. Dollars                                                        2003                2002
                                                                                (Unaudited)          (Audited)
ASSETS
Current Assets
   Cash and cash equivalents, including short term investments                               80                 77
   Trade accounts receivable - net                                                          507                529
   Inventories                                                                              828                873
   Prepaid expenses and other                                                               105                 95
   Deferred tax assets                                                                       30                 38
                                                                            -------------------  -----------------
   Total Current Assets                                                                   1,550              1,612

Property, plant and equipment - net                                                       3,091              3,035
Investments in affiliates and Joint Ventures                                                252                257
Deferred tax assets                                                                         535                438
Intangible pension assets                                                                   117                 84
Other assets                                                                                 90                 86
                                                                            -------------------  -----------------
Total Assets                                                                              5,635              5,512
                                                                            ===================  =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Payable to banks and current portion of long-term debt                                   363                262
   Trade accounts payable                                                                   577                607
   Accrued expenses and other current liabilities                                           492                377
   Deferred tax liabilities                                                                  28                 28
                                                                            -------------------  -----------------
   Total Current Liabilities                                                              1,460              1,274

Long term debt including affiliates                                                       1,914              2,022
Deferred tax liabilities                                                                     74                 69
Deferred employee benefits                                                                1,906              1,881
Other long term obligations                                                                 132                138
                                                                            -------------------  -----------------
Total Liabilities                                                                         5,486              5,384

Shareholders' equity
   Common shares                                                                              7                  7
   Additional paid-up capital                                                               476                484
   Retained earnings                                                                        207                141
   Cumulative other comprehensive income                                                  (541)              (504)
                                                                            -------------------  -----------------
Total Shareholders' equity                                                                  149                128
                                                                            -------------------  -----------------
Total Liabilities and Shareholders' Equity                                                5,635              5,512
                                                                            ===================  =================

------------------------------------------------------------------------------------------------------------------

                             CONSOLIDATED FINANCIAL
                      & OTHER INFORMATION AS PER U.S. GAAP

------------------------------------------------------------------------------------------------------------------------------
                                                                        For the Fourth Quarter          For the Year Ended
                                                                                 Ended                     December 31,
                                                                             December 31,

In millions of U.S. Dollars, except share, per share and other data       2003          2002             2003       2002(1)
                                                                       (Unaudited)  (Unaudited)       (Unaudited)  (Audited)
STATEMENT OF INCOME DATA
Sales                                                                        1,409         1,325            5,441       4,889
Costs and expenses:
   Cost of sales (exclusive of depreciation shown separately)                1,298         1,147            4,943       4,356
   Depreciation                                                                 47            45              183         177
   Selling, general and administrative expenses                                 42            42              164         152
   Other operating expenses                                                      -            62                -          62
                                                                       --------------------------     ------------------------
                                                                             1,387         1,296            5,290       4,747
Operating income (loss)                                                         22            29              151         142
Operating margin                                                              1.6%          2.2%             2.8%        2.9%
Other income (expense) - net                                                    21             6               53          44
Financing costs:
   Interest (expense)                                                         (40)          (44)            (167)       (208)
   Interest income                                                               5             2               16           5
   Net gain (loss) from foreign exchange                                         1             5                4          23
                                                                       --------------------------     ------------------------
                                                                              (34)          (37)            (147)       (180)
Income (loss) before taxes                                                       9           (2)               57           6
Income tax expense (benefit):
   Current                                                                      11             2               22          18
   Deferred                                                                   (10)          (55)             (30)        (61)
                                                                       --------------------------     ------------------------
                                                                                 1          (53)              (8)        (43)
                                                                       --------------------------     ------------------------
Net income (loss) before change in accounting principle                          8            51               65          49
                                                                       --------------------------     ------------------------
Cumulative effect of change in accounting principle                              3             -                1           -
                                                                       --------------------------     ------------------------
Net income (loss)                                                               11            51               66          49
                                                                       ------------ -------------     ------------ -----------
Basic and diluted earnings per common share                                   0.09          0.42             0.53        0.40
Weighted average common shares outstanding (in millions)                       122           123              122         123

OTHER DATA
Total shipments of steel products including inter-company shipments
(thousands of tons)                                                          3,788         3,744           15,162      15,037

------------------------------------------------------------------------------------------------------------------------------

__________________
1 Certain regroupings have been made to the prior period's financial statements in order to conform to 2003 groupings.

             CONSOLIDATED STATEMENTS OF CASH FLOWS AS PER U.S. GAAP

------------------------------------------------------------------------------------------------------------------------------
                                                                        For the Fourth Quarter          For the Year Ended
                                                                                 Ended                     December 31,
                                                                             December 31,

In millions of U.S. Dollars                                               2003          2002             2003         2002
                                                                       (Unaudited)   (Unaudited)      (Unaudited)   (Audited)
Operating activities:
Net income                                                                      11            51               66          49
Adjustments required to reconcile net income to net cash provided from operations:
   Depreciation                                                                 47            45              183         177
   Deferred employee benefit costs                                            (19)             1            (164)        (52)
   Net foreign exchange loss (gain)                                            (2)           (5)              (5)        (23)
   Deferred income tax                                                        (10)          (53)             (30)        (61)
   Undistributed earnings from joint ventures                                  (3)             1             (28)           -
   Other operating expenses                                                    (8)            65              (5)          60
Changes in operating assets and liabilities, net of effects from purchases of subsidiaries:
   Trade accounts receivable                                                   (2)            13               49        (64)
   Inventories                                                                  43          (57)              106        (37)
   Prepaid expenses and other assets                                            48          (64)               18        (31)
   Trade accounts payable                                                        4            27             (72)          45
   Accrued expenses and other liabilities                                     (33)            40               71         105
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                                76            64              189         168
------------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Purchase of property, plant and equipment                                  (29)          (39)            (164)       (108)
   Proceeds from sale of assets and investments
   including affiliates and joint ventures                                       2             4               21          18
   Investments in affiliates and joint ventures                                (3)            11               19          11
   Other                                                                         -           (3)                -         (1)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                              (30)          (27)            (124)        (80)
------------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Proceeds from payable to banks                                              818           700            3,576       2,359
   Proceeds from long-term debt including from affiliates                       76             7              146         125
   Payments of payable to banks                                              (898)         (718)          (3,570)     (2,346)
   Payments of long-term debt including affiliates                            (31)          (58)            (207)       (243)
   Purchase of treasury stock                                                    -           (1)              (9)         (1)
   Sale of treasury stock                                                        -             2                -           5
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                              (35)          (68)             (64)       (101)
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            11          (31)                1        (13)
Effect of exchange rate changes on cash                                        (2)           (3)                2           5
Cash and cash equivalent:
   At the beginning of the period                                               71           111               77          85
   At the end of the period                                                     80            77               80          77
------------------------------------------------------------------------------------------------------------------------------

            Analysis of Results of Operations and Financial Condition


This is not Management Discussion and Analysis (MD&A). The MD&A, as an annual document is filed as part of the Company's annual report (Form 20-F) under Item 5 - Operating and Financial Review and Prospects.


The summary consolidated financial and other information, including accounts of Ispat International N.V. ("Ispat International" or "the Company") and its consolidating subsidiaries are prepared in accordance with U.S. GAAP. All material inter-company balances and transactions have been eliminated. Quantitative information on total shipments of steel products includes inter-company shipments.


All references to 'Net Sales' exclude freight and handling costs and fees. Management uses 'Net Sales' to manage the business which is based on net realizations from sales transactions. Management believes that 'Net Sales' reflects a true underlying commercial reality of the sales performance. All analysis presented in this earnings release is prepared using "Net Sales".


The term 'ton' as discussed herein refers to short ton and the term 'tonne' used herein refers to metric tonne. All references to iron ore pellets, direct reduced iron ('DRI') and scrap are in tonnes, and all references to steel products are in tons. The term 'steel products' as used herein refers to semi-finished and finished steel products and excludes DRI.


All references to 'Ispat International' are to 'Ispat International N.V.'; to 'Ispat Inland' are to Ispat Inland Inc.; to 'Imexsa' or 'Ispat Mexicana' are to Ispat Mexicana, S.A. de C.V.; to 'Ispat Sidbec' are to Ispat Sidbec Inc.; to 'Caribbean Ispat' are to Caribbean Ispat Limited; to 'Ispat Europe Group' are collectively to Ispat Hamburger Stahlwerke GmbH ('IHSW'), Ispat Stahlwerke Ruhrort GmbH ('ISRG'), Ispat Walzdraht Hochfeld GmbH ('IWHG'), Ispat Unimetal S.A., Trefileurope S.A. and SMR SNC.


The Company has made, and may continue to make, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of the forward-looking words or phrases such as 'anticipates', 'intends', 'expects', 'plans', 'believes', 'estimates', or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, and the statements looking forward beyond 2003 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated in the forward-looking statements.

              Fourth Quarter 2003 Compared with Fourth Quarter 2002

Results of Operations


Revenue

Sales increased by 6% to $1,409 million in the fourth quarter of 2003 from $1,325 million. Total steel shipments increased by 1% to 3.8 million tons. Net sales increased by 6% during the same period from $1,259 million to $1,341 million primarily due to appreciation of Euro and Canadian dollars.

The following table summarizes the stand-alone numbers of net sales for our principal operating subsidiaries.

-----------------------------------------------------------------------------------------------------------
Subsidiary                              Net Sales(2)                          Changes in
                                                            -----------------------------------------------
                                     Q4 2003       Q4 2002   Net Sales     Shipments     Average Selling
                                                                                              Price
                                   $ Million     $ Million       %             %                %
-----------------------------------------------------------------------------------------------------------
Ispat Inland                             549           566      (3)            1               (4)
Ispat Mexicana                           233           190      22            25               (2)
Ispat Sidbec                             149           141       5             3              (16)*
Caribbean Ispat - Steel                   59            55       7             5                3
Caribbean Ispat - DRI                     36            31      16             7                10
Ispat Europe Group                       305           303       1           (20)               3*
-----------------------------------------------------------------------------------------------------------

* For Ispat Sidbec and Ispat Europe Group change in Net Selling Price is based on C$ and Euro prices respectively.

Net sales at Ispat Inland decreased by $17 million attributable largely to a reduction of 4% in average price per ton due to an adverse movement in product mix, caused by higher sales of hot rolled products.

Ispat Mexicana's net sales were higher by 22% due to higher shipments. Shipments increased by 25%. Though Ispat Mexicana's principal markets are NAFTA member states, higher demand in Asia, particularly China, resulted in lower imports from Asia and increased demand for Ispat Mexicana's products in its principal markets. Another contributory factor for increase in volumes was that in the fourth quarter of 2002, production was disrupted by a natural gas shortage due to an explosion at the Pemex facilities. Shipments to Asia contributed 22% of total shipments compared to none in 2002. Average selling prices were marginally lower largely due to higher freight costs.

Ispat Sidbec's net sales increased by 5% primarily due to an increase in shipments and marginal improvements in price in US$ terms. In Canadian $, average selling prices decreased by 16% due to an adverse mix of products. Shipments increased by around 13,000 tons mainly from higher sales of semi-finished products, namely billets and slabs. Flat product sales remained at 2002 levels. Long product shipments, mainly comprising wire rods and bars, declined by 7% because of lower wire rod sales. The US is the main export market for wire rods for Ispat Sidbec and these sales continued to be adversely affected by the strength of the Canadian $ and US tariffs (anti-dumping duties and countervailing duties).

Net sales at Caribbean Ispat increased 10% largely due to higher shipments of billets. Billets sales were helped by strong overseas demand, led by a tight market for metallics. Billet prices increased by 9% and there was a substantial increase in shipments. Wire rod shipments declined by 17% due to soft market conditions in the US, our principal market, as well as due to the impact of tariffs. We used this soft market situation to effect certain improvements in the mill, which resulted in lower production of wire rods. Prices improved by 5% due to better geographical mix. DRI market continued to remain strong and contributed to a 16% increase in DRI sales. DRI shipments increased by 7% along with a 10% increase in average selling prices.


_____________________
2 Net Sales numbers are standalone numbers for certain operating subsidiaries and include inter-company shipments.

Net sales at Ispat Europe increased by 1% in US$ terms, however, they declined by 15% in Euro terms. Steel shipments were down 20% due to depressed demand for steel in Europe, particularly in Germany and France. Prices increased by 3% in Euros to compensate partly the increase in scrap prices. In Europe, the weak economy impacted steel shipments and cost per ton.

Costs

Cost of sales increased by 13% to $1,298 million even though shipments increased by only 1%. Overall, cost per ton increased by 9% primarily due to higher prices of iron ore, scrap, natural gas, electricity and transportation cost of inputs.

Ispat Inland's cost per ton increased by 5%. The main reasons for the higher cost were steep increase in prices of scrap as well as natural gas and alloys.

Ispat Mexicana's cost per ton increased by 6%. This was largely due to higher prices of metallics, energy and labor.

Ispat Sidbec's cost per ton increased by 16% primarily due to higher metallic prices including scrap, natural gas combined with higher employment costs and appreciation of the Canadian $.

Cost per ton at Caribbean Ispat increased by 12% for DRI and 3% for steel. This was largely due to increase in iron ore prices and higher shipping costs.

Ispat Europe's cost per ton increased due to lower shipments caused by weak market and increases in prices of key inputs such as metallics and energy. Costs were also affected by the appreciation of the Euro which strengthened against the US$ by 19% during the quarter compared to a year ago.

Gross profit

Gross profit is Net Sales less Cost of Sales (excluding depreciation). Management believes that gross profit provides useful management information as it is a measure of profit margins over the cost of sales.

Gross profit declined to $111 million from $178 million. Overall shipments and selling prices were flat, however, prices of natural gas, scrap and iron ore increased steeply. In addition, currency appreciation at Ispat Sidbec and Ispat Europe affected costs.

Comparative numbers of gross margin at the principal operating subsidiaries were:

------------------------------------------------------------------------------------------------------------
Subsidiary                                                                             Gross Margin
                                                                                            (%)
                                                                                   4Q 2003       4Q 2002
------------------------------------------------------------------------------------------------------------
Ispat Inland                                                                          6             14
Ispat Mexicana                                                                       14             19
Ispat Sidbec                                                                          5             17
Caribbean Ispat                                                                      18             15
Ispat Europe Group                                                                    8             11
------------------------------------------------------------------------------------------------------------


Operating income / (loss)

The Company had an operating income of $22 million compared to $29 million in the same quarter last year, the decline coming entirely from the decline in gross profit. Operating income in 2002 fourth quarter was affected by the write down of investments in Empire Mines ($39 million) and impairment write down of 2A Bloomer and 21" Bar Mill ($23 million). There were no similar items in 2003.

Depreciation increased marginally by 4% in the last quarter.

Selling general and administrative expenses were at 2002 levels. In local currency terms, these expenses were even lower at Ispat Europe and Ispat Sidbec.

Comparative numbers of Operating Income and Operating Margin at the principal operating subsidiaries were:

-----------------------------------------------------------------------------------------------------------
Subsidiary                             Operating Income / (Loss)                Operating Margin
                                             $ Million                                 (%)
                                       4Q 2003           4Q 2002           4Q 2003            4Q 2002
-----------------------------------------------------------------------------------------------------------
Ispat Inland                            (0.4)             (16.1)              0                 (3)
Ispat Mexicana                          21.9               27.3               9                 14
Ispat Sidbec                            (2.7)              15.6              (2)                11
Caribbean Ispat                         10.6               6.1                11                 7
Ispat Europe Group                       0.8               7.5                0                  2
-----------------------------------------------------------------------------------------------------------



Other income / (expense)

The increase of $15 million is primarily due to higher profits from joint ventures and profit on sale of land in Germany.

Financing costs

Interest expense has reduced by 10% compared to fourth quarter of 2002 mainly due to a reduction in interest rates. Interest income increased to $5 million due to gain on fair market value of certain financial instruments which expired during the last quarter of 2003.

Income tax

The Company's current tax expense increased from $2 million in 2002 to $11 million in 2003. This increase was primarily due to certain non-cash provisions at Ispat Inland. The Company benefited from a deferred tax credit of $10 million compared to $55 million in 2002. In the last quarter of 2002, the deferred tax benefit was higher due to the exchange loss on dollar denominated net monetary liabilities arising from depreciation of the currency during the year at Ispat Mexicana. In 2003, this benefit was significantly lower in Mexico.

Cumulative effect of change in accounting principle

The Company adopted the provisions of Statement of Financial Accounting Standards 143: Accounting for asset retirement obligations ("SFAS 143") from January 1, 2003. In the fourth quarter of 2003, the Company recorded an asset retirement obligation on a property in Ispat Europe in existence at the beginning of 2003. This resulted in an increase in assets and liabilities of $5 million and $13 million respectively. Ispat Europe had a provision for retirement obligations on the same asset of $11 million, albeit not under SFAS 143, which was reversed. Accordingly, a cumulative gain arising from the change in accounting principle of $3 million was booked in the fourth quarter of 2003.

If SFAS 143 had been applied to this retirement obligation from January 1, 2003, the net income would have been $54 million for the first quarter of 2003 (compared to the reported net income of $51 million), $68 for the first six months of 2003 (compared to the reported net income of $65 million) and $58 million for the first nine months of 2003 (compared to the reported net income of $55 million). However, the net income for the year remains unchanged at $66 million.


Net income

There was a net income of $11 million in the fourth quarter of 2003 compared to a net income of $51 million in the fourth quarter of 2002 due to the reasons discussed above.

Liquidity and Capital Resources

During the fourth quarter working capital improved by $60 million due to lower inventories and reduction in prepaid expenses and other assets. Capital expenditure during the fourth quarter was $29 million of which $12 million was on account of the reline of Blast Furnace No. 7 at Ispat Inland. Capital expenditures continued to be limited to the technically required minimum.

During the quarter, Ispat Inland made a contribution of $19 million to its pension fund in accordance with its agreement with the Pension Benefit Guaranty Corporation.

As at December 31, 2003 the Company's cash and cash equivalents were $80 million, (December 31, 2002: $77 million). In addition, the Company's operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities, of $337 million (December 31, 2002: $308 million).

The following table summarizes working capital facilities at the main operating units:

--------------------------------------------------------------------------------------------------------
Subsidiary                               Limit               Utilization            Availability(3)
($ Millions)                        Dec        Dec         Dec         Dec         Dec         Dec
                                    2003       2002        2003        2002        2003        2002
--------------------------------------------------------------------------------------------------------
Ispat Inland                        381        294         281         234         100          60

Ispat Sidbec                        123        111          30          13          93          98

Caribbean Ispat                      65         57          61          57          4            -

Ispat Europe                         75         66          50          41          25          25

--------------------------------------------------------------------------------------------------------

In addition to the credit facilities listed above, certain European subsidiaries had the following receivable factoring and securitization facilities:

--------------------------------------------------------------------------------------------------------
Subsidiary                                Limit                Utilization            Availability(4)
($ Millions)                         Dec         Dec         Dec         Dec         Dec         Dec
                                     2003        2002        2003        2002        2003        2002
--------------------------------------------------------------------------------------------------------
Ispat Europe - Receivables           261         257         159         132         102         125
factoring
--------------------------------------------------------------------------------------------------------


________________________
3 Corresponding exercisable limits are lower, which are based on the level of inventory/receivable.

The Company's total debt including affiliates, both long and short term, was $2,277 million. The corresponding amount as at December 31, 2002 was $2,284 million. The following table gives details:

--------------------------------------------------------------------------------------------------------------
Subsidiary              Long Term Debt (LTD)     Payable to Bank    Current Portion of        Total Debt
                                                                            LTD
($ Millions)               Dec        Dec        Dec        Dec       Dec        Dec       Dec        Dec
                           2003       2002       2003       2002      2003       2002      2003       2002
--------------------------------------------------------------------------------------------------------------
Ispat Inland               1,100      1,086       21         9         7          7        1,128      1,102
Ispat Mexicana              387        428         -         -         31        15         418        443
Ispat Sidbec                118        236        30         13       119        54         267        303
Caribbean Ispat             80         106        61         57        26        29         167        192
Ispat Europe                139        131        50         41        1          4         190        176
--------------------------------------------------------------------------------------------------------------

Total debt of Ispat Europe in local currency terms has reduced by (euro)18 million for the year. The increase in US$ is due to translation from Euros to US$.

Pension funding
The Company booked a pension write down of $81 million after tax to Other Comprehensive Income relating to the Ispat Inland defined benefit pension plans. Even though returns on pension assets improved significantly, this write down was required mainly due to the lower discount rate of 6.25% compared to 7.1%.

Outlook for first quarter 2004

The steel markets continue to be significantly influenced by the high and growing demand from China for both steel products and for steel related inputs. The North American markets are showing signs of recovery on the back of a pick up in the construction and industrial activity and the low levels of inventory in the pipeline. On the other hand, even with the repeal of Section 201 tariffs, imports into North America are unlikely to increase in the short term due to the weakness of the US$ and high ocean freight costs.

Iron ore and scrap prices continue to increase significantly on the back of strong global demand. Natural gas prices softened in the past few weeks following a seasonal spike and are expected to ease marginally towards the end of the first quarter. Ocean freight costs are at record high levels and increasing due to continued shortages in shipping capacity.

Overall, we expect shipments and prices to increase in this quarter. However we also expect significant cost increases due to market conditions in metallic and shipping.

                         Year 2003 compared to year 2002
Results of Operations


Revenue

Sales increased by 11% to $5,441 million in 2003 due to a 7% increase in average prices in US$ terms while shipments increased by 1% to 15.2 million tons. Net Sales also went up during the same period to $5,194 million from $4,646 million, an increase of 12%. Overall demand was flat compared to last year with some changes within the geographical location of our subsidiaries.

The following table gives a summary of key sales numbers:

-------------------------------------------------------------------------------------------------------------
Subsidiary                                 Net Sales(4)                         Changes in
                                           2003        2002  Net Sales     Shipments      Average Selling
                                                                                               Price
                                      $ Million   $ Million      %             %                 %
-------------------------------------------------------------------------------------------------------------
Ispat Inland                              2,151       2,223     (3)           (6)                3
Ispat Mexicana                              850         649      31            23                9
Ispat Sidbec                                560         534      5             2                13*
Caribbean Ispat - Steel                     234         183      28            17                9
Caribbean Ispat - DRI                       142         138      3            (8)                11
Ispat Europe Group                        1,297       1,129      15           (10)               5*
-------------------------------------------------------------------------------------------------------------

* For Ispat Sidbec and Ispat Europe Group change in Net Selling Price is based on C$ and Euro prices respectively.


Costs

Cost of sales increased by 13% in 2003. The increase is largely due to the higher price of iron ore, scrap, electricity and natural gas. Selling, general and administrative expenses were higher by $12 million; however, excluding currency appreciation, it remained at 2002 levels.


Gross profit

Gross Profit (Sales less Cost of Sales, exclusive of depreciation) decreased by $35 million. This is primarily because increases in selling prices could not be offset by increases in cost of key inputs.

The Gross Margin (Gross Profit as a percentage of Net Sales) declined from 11.5% to 9.6%, due to a significant decline at Ispat Inland and Ispat Sidbec. Gross margins at our other units improved or remained close to 2002 levels.

The comparative numbers of Gross Margin at the Company's operating subsidiaries were as follows:

---------------------------------------------------------------------------------------------------------
Subsidiary                                                                       Gross Margin
                                                                                     (%)
                                                                           2003              2002
---------------------------------------------------------------------------------------------------------
Ispat Inland                                                                5.6               9.8
Ispat Mexicana                                                             14.7              14.9
Ispat Sidbec                                                                5.3              13.9
Caribbean Ispat                                                            20.2              13.8
Ispat Europe Group                                                          9.2              10.0
---------------------------------------------------------------------------------------------------------


_______________________
4 Net Sales numbers are standalone numbers for certain operating subsidiaries and include inter-company shipments.

Other operating expenses

Other operating expenses in 2002 relate to $39 million towards write-off of Empire Mine investments and $23 million towards impairment loss of 2A Bloomer and 21" Bar mill.


Operating income

Operating income rose by 6% during 2003 primarily due to the absence of other operating expenses. The Operating Margin (Operating Income as a percentage of Net Sales) was close to 2002 levels.

Comparative numbers of Operating Income and Operating Margin at the Company's operating subsidiaries were as follows:

-----------------------------------------------------------------------------------------------------------
Subsidiary                             Operating Income / (Loss)                Operating Margin
                                              $ Million                                (%)
                                        2003               2002              2003              2002
-----------------------------------------------------------------------------------------------------------
Ispat Inland                             (4)               33*              (0.2)               1.2
Ispat Mexicana                           84                 61               9.8                9.4
Ispat Sidbec                             (6)                41              (1.2)               7.7
Caribbean Ispat                          51                 18               13.4               5.6
Ispat Europe Group                       27                 31               2.1                2.7
-----------------------------------------------------------------------------------------------------------

* After write down of $62 million towards Empire Mine and 2A Bloomer and 21" Bar Mill


Other income / (expense)

During the first quarter of 2003, the Company purchased $22 million ($39 million in first quarter of 2002) of its own bonds at discounts from face value. As a result of these purchases, the Company recognized a gain of $13 million ($19 million net of tax in 2002) in other income. In accordance with adoption of Statement of Financial Accounting Standard 145: Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145") by the Company as of January 1, 2003, gain or loss on extinguishments of debt that was previously classified as an extraordinary item in prior periods was reclassified and included within "other (income) expense, net" on the Company's income statement.

Ispat Inland recognized a gain of $11 million on account of a settlement reached with Ryerson Tull in relation to environmental indemnities. The increase in other income was also due to higher profits from joint ventures in North America and profit on sale of surplus land in Germany.


Effect of change in accounting principle

The Company adopted the provisions of Statement of Financial Accounting Standards 143: Accounting for asset retirement obligations ("SFAS 143") from January 1, 2003. Based on analysis the Company has performed, it has been determined that the assets for which an asset retirement obligation must be recorded is the Company's Minorca Mine, a subsidiary of Ispat Inland and on property in Hamburg.

The cumulative impact of adopting SFAS 143 on January 1, 2003, is an increase in assets and liabilities of $9 million and $19 million, respectively. At Ispat Europe, there was a provision of $11 million for retirement obligations on the same asset but not calculated in accordance with the provisions of SFAS 143. Since this provision was no longer required, it was reversed. Accordingly, a cumulative post-tax gain of $1 million is reflected on the Consolidated Statement of Income as a Cumulative Effect of change in Accounting Principle.

Financing costs

Net interest expense (interest expenses less interest income) was 26% lower at $151 million. Interest expense reduced due to lower average borrowings and lower interest rates which reduced borrowing costs. In addition, there was a gain of $5 million from fair valuing an interest rate hedge which expired in 2003, in accordance with SFAS 133.


Income tax

The Company recorded a current tax expense of $22 million ($18 million in 2002) in 2003. Apart from the normal tax on profits, the Company's current tax expenses increased due to certain additional non cash provisions made at Ispat Inland.

In 2002, the deferred tax benefit was higher due to the exchange loss on dollar denominated net monetary liabilities arising from depreciation of the currency during the year at Ispat Mexicana. In 2003, this benefit was significantly lower at Ispat Mexicana.


Net income

The Company made a net income of $66 million in 2003 compared to $49 million in 2002 due to the reasons discussed above.

                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   February 5, 2004
                                       ISPAT INTERNATIONAL N.V.


                                       By:  /s/ Bhikam C. Agarwal
                                         --------------------------------------
                                                Bhikam C. Agarwal
                                                Chief Financial Officer